UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Proofpoint, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

743424 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104	Page 2

1.	NAMES OF REPORTING PERSONS RRE Ventures GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 3

1.	NAMES OF REPORTING PERSONS RRE Ventures Fund III LDC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 4

1.	NAMES OF REPORTING PERSONS RRE Ventures Fund GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 5

1.	NAMES OF REPORTING PERSONS RRE Ventures III-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 6

1.	NAMES OF REPORTING PERSONS RRE Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 7

1.	NAMES OF REPORTING PERSONS RRE Ventures Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 97717P104	Page 8

Item 1.	Issuer

(a)	Name of Issuer: Proofpoint, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

892 Ross Drive

Sunnyvale, California 94089

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	RRE Ventures GP III, LLC, a Delaware limited liability company (the “General Partner”);

(ii)	RRE Ventures Fund III LDC, a Cayman Islands exempted limited duration company (the “Cayman LDC”);

(iii)	RRE Ventures Fund GP III, L.P., a Cayman Islands limited partnership (the “Cayman GP”)

(iv)	RRE Ventures III-A, L.P., a Delaware limited partnership;

(v)	RRE Ventures III, L.P., a Delaware limited partnership; and

(vi)	RRE Ventures Fund III, L.P.; a Cayman Islands limited partnership

The address of the principal business office of each of the reporting persons are 130 East 59th Street, 17th Floor New York, New York 10022.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

(e)	CUSIP Number: 743424 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 97717P104	Page 9

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	The General Partner is the general partner of each of RRE Ventures III-A, L.P. and RRE Ventures III, L.P., and may be deemed to beneficially own 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(ii)	The Cayman LDC is the general partner of the Cayman GP, which is the general partner of RRE Ventures Fund III, L.P., and may be deemed to beneficially own 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(iii)	The Cayman GP is the general partner of RRE Ventures Fund III, L.P., and may be deemed to beneficially own 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(iv)	RRE Ventures III-A, L.P. directly owns 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(v)	RRE Ventures III, L.P. directly owns 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(vi)	RRE Ventures Fund III, L.P. directly owns 0 shares of Common Stock, which represents 0% of the outstanding shares of the Common Stock.

(c)	Number of shares as to which such person has:

Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
RRE Ventures GP III, LLC	-0-	-0-	-0-	-0-
RRE Ventures Fund III LDC	-0-	-0-	-0-	-0-
RRE Ventures Fund GP III, L.P.	-0-	-0-	-0-	-0-
RRE Ventures III-A, L.P.	-0-	-0-	-0-	-0-
RRE Ventures III, L.P.	-0-	-0-	-0-	-0-
RRE Ventures Fund III, L.P.	-0-	-0-	-0-	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 35,906,978 shares of common stock issued and outstanding as of October 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

In light of the change in beneficial ownership due to stock sales completed in May 2013, this Schedule 13G is being filed to report the fact that as of the date of this report, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock. As reflected in this Schedule 13G, each of the reporting persons has no further reporting obligations on Schedule 13G with respect to its ownership of stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 97717P104	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

RRE VENTURES GP III, LLC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES FUND III LDC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES III-A, L.P.

By:	RRE Ventures GP III, LLC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES III, L.P.

By:	RRE Ventures GP III, LLC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES FUND GP III, L.P.

By:	RRE Ventures Fund III LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES FUND III, L.P.

By:	RRE Ventures Fund GP III, L.P., its general partner
By:	RRE Ventures Fund III LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

This Amendment No.1 to Schedule 13G was executed by Will D. Porteous pursuant to a Joint Filing Agreement which was filed with the Securities and Exchange Commission on February 13, 2013 in connection with Schedule 13G for Proofpoint, Inc., which Joint Filing Agreement is incorporated herein by reference.